Exhibit 99.3

GIGINTERNATIONAL1, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Role

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for considering and making recommendations to the Board of Directors (the “Board”) concerning the appropriate size, functions and needs of the Board of GigInternational1, Inc. (the “Company”).

Membership

The Committee shall consist of three or more Directors all of whom, in the judgment of the Board, shall be independent in accordance with the rules of The Nasdaq Capital Market, as may be amended from time to time (“Nasdaq rules”), provided that the Committee membership shall be subject to the exemptions afforded issuers under SEC and Nasdaq rules. Specifically, the Committee shall have one independent member at the time of the Company’s listing on the Nasdaq, a majority of independent members within 90 days of listing and all members independent within one year of the date of listing.

The Chair of the Committee shall be designated by the Board, provided that if the Board does not designate a Chair, the members of the Committee, by a majority vote, may designate a Chair.

The members of the Committee shall be elected by the Board, based on the recommendation of the Committee. Each member of the Committee shall serve for such term or terms as the Board may determine or until his or her earlier resignation, removal or death. Any vacancy on the Committee shall be filled by the Board. No member of the Committee shall be removed as a member except by the Board.

Operations

The Committee shall meet at least once each year and at such other times as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board with respect to its activities and make recommendations to the Board as appropriate. The Committee shall maintain minutes of its meetings and records relating to those meetings.

Authority

The Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. The Committee also has the authority, as necessary and appropriate, to consult with other counsel and outside advisors to assist in its duties to the Company.

The Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittees, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and Nasdaq rules.

Responsibilities

The following responsibilities are within the authority of the Committee and shall include, consistent with and subject to applicable law and rules and regulations promulgated by the Securities and Exchange Commission, the Nasdaq or any other applicable regulatory authority:

•	Develop and recommend to the Board the criteria for Board membership.

•	Identify, consider, recruit and recommend candidates to fill new positions on the Board.

•	Review candidates recommended by stockholders.

•	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates.

•	Recommend director nominees for approval by the Board and election by the stockholders at the next annual meeting.

The Committee’s additional functions include:

•	To consider questions of possible conflicts of interest of Board members and of senior executives.

•	To monitor and recommend the functions of the various committees of the Board.

•	To recommend members and chairs of the committees.

•	To consider and make recommendations concerning appropriate size and needs of the Board.

•	To review periodically and advise on changes in Board compensation.

•	To make recommendations on the structure of Board meetings.

•	To consider matters of corporate governance and to review, at least annually, the Company’s Corporate Governance Guidelines.

•	To consider director qualification standards.

•	To make recommendations with respect to director resignations.

•	To review the outside activities of senior executives.

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To review periodically with the Chief Executive Officer the succession plans relating to positions held by elected corporate officers, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions.

•	To coordinate and oversee the annual self-evaluation of the Board, its committees, individual directors and management in the governance of the Company.

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In consultation with the Company’s legal department and outside counsel, to review on a regular basis the Company’s overall corporate governance and Nasdaq rules and recommend improvements, as necessary.

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To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nomination process, and to recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

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In consultation with the Audit Committee of the Board (the “Audit Committee”), to review and recommend to the Board for adoption any revisions to the Company’s Code of Ethics (the “Code”), which meets the requirements of Item 406 of the SEC’s Regulation S-K and the Nasdaq rules, and provide for prompt disclosure to the public of any change in, or waiver of the Code, and adopt procedures for monitoring and enforcing compliance with the Code.

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To review the Company’s policy and procedures with respect to related person transactions, at the request of the Audit Committee, and recommend any amendments or revisions for consideration and adoption by the Board as so requested.

•	To review and recommend to the Board changes to the Company’s bylaws as needed.

•	Working with management, to develop orientation materials for new directors and corporate governance-related continuing education for all Board members.

•	To prepare an annual performance evaluation of the Board and Committee and annually evaluate the adequacy of its charter.

•	To perform any other functions and activities consistent with this Charter, the Company’s Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

Effectiveness

Adopted by the Board of Directors on                    , 2021.